Exhibit 99.1

PRIMEGA GROUP HOLDINGS LIMITED

Notice of Delisting and Re-Compliance of Nasdaq Listing Rule

Hong Kong, November 27, 2024 – On November 21, 2024, Primega Group Holdings Limited (Nasdaq: PGHL) (the “Company”), was notified by Nasdaq Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has not paid a sum of certain fees as required under Nasdaq Listing Rule 5900 Series (“Delisting Notice”). Nasdaq Listing Rule 5250(f) states that “the Company is required to pay all applicable fees as described in the Rule 5900 Series.” Nasdaq notified the Company that the failure to comply with this requirement served as a basis for delisting the Company’s securities from the Nasdaq Capital Market. The notification from Nasdaq further outlined that if the Company does not elect to appeal, the Company will face delisting from the Nasdaq Capital Market and the Company’s shares will be suspended on December 3, 2024.

The Company has made a full and complete repayment of the outstanding fees on November 26, 2024. On November 27, 2024, the Company received notification from Nasdaq that subject to certain disclosure obligations, which this press release forms a part of, the matter regarding Outstanding Fees is closed.

The Company is now in compliance with Nasdaq Listing Rule 5250(f).

Trading of the Company’s shares is unaffected and continues as usual.

The Delisting Notice does not impact the Company’s business operations or financial position, and we remain focused on maintaining business growth. Neither the Company nor any of its subsidiaries are subject to any further disciplinary action by Nasdaq.

PRIMEGA GROUP HOLDINGS LIMITED

About Primega Group Holdings Limited

Primega Group Holdings Limited is a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of construction and demolition materials and reduction of construction waste. Through an operating subsidiary in Hong Kong, the Company operates in the construction industry, mainly handling transportation of materials excavated from construction sites. The services principally comprise of (i) soil and rock transportation services; (ii) diesel oil trading; and (iii) construction works, which mainly include excavation and lateral support works and bored piling. The Company generally provides its services as a subcontractor to other construction contractors in Hong Kong.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For investor and media inquiries, please contact:

Company Info

Primega Group Holdings Limited

Man Siu Ming, Director and Chairman of the Board

msm@primegagroup.com

+852 3997 3682

Investor Relationship

HBK Strategy Limited

Katy Chan, Director

ir@hbkstrategy.com

+852 2498 3681

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